Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended June 30			Six months ended June 30
CONSOLIDATED EARNINGS	2005	2005	2004	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)				(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)

Sales	1,050	1,287	1,346	2,077	2,546	2,571
Operating expenses
Cost of sales	889	1,089	1,146	1,761	2,159	2,236
Selling, general and administrative	51	62	78	99	121	147
Amortization	77	95	94	151	185	185
Closure and restructuring costs (NOTE 5)	8	10	—	13	16	8

	1,025	1,256	1,318	2,024	2,481	2,576

Operating profit (loss)	25	31	28	53	65	(5)
Financing expenses	32	39	41	60	73	80
Amortization of deferred gain	(1)	(1)	(1)	(2)	(2)	(2)

Loss before income taxes	(6)	(7)	(12)	(5)	(6)	(83)
Income tax recovery	(8)	(9)	(11)	(15)	(18)	(38)

Net earnings (loss)	2	2	(1)	10	12	(45)

Per common share (in dollars) (NOTE 6)
Net earnings (loss)
Basic	0.01	0.01	(0.01)	0.04	0.05	(0.20)
Diluted	0.01	0.01	(0.01)	0.04	0.05	(0.20)
Weighted average number of common shares outstanding (millions)
Basic	229.6	229.6	228.6	229.5	229.5	228.4
Diluted	230.7	230.7	228.6	230.6	230.6	228.4

	Three months ended June 30			Six months ended June 30
CONSOLIDATED RETAINED EARNINGS	2005	2005	2004	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)				(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)

Retained earnings at beginning of period — as reported	333	408	452	336	412	512
Cumulative effect of change in accounting policy	—	—	—	—	—	(3)

Retained earnings at beginning of period — as restated	333	408	452	336	412	509
Net earnings (loss)	2	2	(1)	10	12	(45)
Dividends on common shares	(12)	(14)	(14)	(23)	(28)	(27)
Dividends on preferred shares	(1)	(1)	(1)	(1)	(1)	(1)

Retained earnings at end of period	322	395	436	322	395	436

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	June 30	June 30	December 31
CONSOLIDATED BALANCE SHEETS As at	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 3)
Assets
Current assets
Cash and cash equivalents	57	70	52
Receivables	216	265	233
Inventories	649	796	723
Prepaid expenses	19	23	12
Income and other taxes receivable	15	18	17
Future income taxes	69	84	87

	1,025	1,256	1,124
Property, plant and equipment	3,364	4,123	4,215
Goodwill	68	84	84
Other assets	245	300	265

	4,702	5,763	5,688

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	24	29	22
Trade and other payables	509	624	654
Income and other taxes payable	27	33	32
Long-term debt due within one year	1	2	8

	561	688	716
Long-term debt	1,768	2,167	2,026
Future income taxes	441	540	557
Other liabilities and deferred credits	268	328	343
Shareholders’ equity
Preferred shares	30	37	39
Common shares	1,452	1,780	1,775
Contributed surplus	10	12	10
Retained earnings	322	395	412
Accumulated foreign currency translation adjustments (NOTE 9)	(150)	(184)	(190)

	1,664	2,040	2,046

	4,702	5,763	5,688

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended June 30			Six months ended June 30
CONSOLIDATED CASH FLOWS	2005	2005	2004	2005	2005	2004
(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Operating activities
Net earnings (loss)	2	2	(1)	10	12	(45)
Non-cash items:
Amortization and write-down of property, plant and equipment (NOTE 5)	79	97	94	153	187	185
Future income taxes	(11)	(13)	(13)	(21)	(26)	(43)
Amortization of deferred gain	(1)	(1)	(1)	(2)	(2)	(2)
Closure and restructuring costs, excluding write-down of property, plant and equipment (NOTE 5)	6	8	—	11	14	8
Other	(2)	(3)	4	(6)	(7)	(3)

	73	90	83	145	178	100

Changes in working capital and other items
Receivables	8	10	(2)	(26)	(32)	(99)
Inventories	3	3	32	(56)	(69)	14
Prepaid expenses	(2)	(2)	5	(8)	(10)	(9)
Trade and other payables	(35)	(43)	(46)	(14)	(17)	(26)
Income and other taxes	—	—	(3)	(1)	(1)	6
Early settlement of interest rate swap contracts (NOTE 8)	—	—	—	—	—	20
Other	(6)	(7)	11	(14)	(17)	5
Payments of closure and restructuring costs	(10)	(13)	(4)	(23)	(28)	(4)

	(42)	(52)	(7)	(142)	(174)	(93)

Cash flows provided from operating activities	31	38	76	3	4	7

Investing activities
Additions to property, plant and equipment	(38)	(47)	(51)	(65)	(80)	(95)
Proceeds from disposals of property, plant and equipment	7	9	1	11	14	4
Business acquisition (NOTE 4)	—	—	(8)	—	—	(8)
Other	1	1	—	(2)	(3)	—

Cash flows used for investing activities	(30)	(37)	(58)	(56)	(69)	(99)

Financing activities
Dividend payments	(11)	(14)	(14)	(23)	(28)	(28)
Change in bank indebtedness	14	17	4	7	8	8
Change in revolving bank credit, net of expenses	17	21	(6)	155	190	134
Issuance of long-term debt, net of expenses	—	—	—	—	—	1
Repayment of long-term debt	(1)	(1)	—	(73)	(90)	(4)
Common shares issued, net of expenses	1	1	6	3	4	13
Redemptions of preferred shares	(1)	(1)	(1)	(2)	(2)	(2)

Cash flows provided from (used for) financing activities	19	23	(11)	67	82	122

Net increase in cash and cash equivalents	20	24	7	14	17	30
Translation adjustments related to cash and cash equivalents	—	—	(1)	1	1	(1)
Cash and cash equivalents at beginning of period	37	46	71	42	52	48

Cash and cash equivalents at end of period	57	70	77	57	70	77

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE I.

BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at June 30, 2005 and December 31, 2004, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2005 and 2004.

     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as described in Note 2.

NOTE 2.

ACCOUNTING CHANGE

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on Domtar’s unaudited interim consolidated financial statements under Canadian GAAP.

NOTE 3.

UNITED STATES DOLLAR AMOUNTS

     The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2005 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2005 month-end rate of CAN$1.00 = US$0.8159. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 4.

BUSINESS ACQUISITION

     On April 2, 2004, Norampac (a 50-50 joint venture with Cascades Inc.) acquired the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut. The Corporation’s proportionate share of the consideration is approximately $8 million (US$6 million) excluding fees related to the transaction.

NOTE 5.

CLOSURE AND RESTRUCTURING COSTS

     In 2004, Domtar’s management committed to workforce reduction and restructuring plans throughout the Corporation in Canada and the United States. In addition to the reconciling items in the table below, for the three months and six months ended June 30, 2005, training costs of $1 million and $2 million, respectively, and other closure related costs of $3 million and $6 million, respectively, were incurred.

     During the second quarter of 2005, Norampac decided to close a corrugated products plant, resulting in a write-down of $2 million of property, plant and equipment, representing the Corporation’s proportionate share.

     The following table provides a reconciliation of all closure and restructuring cost provisions:

	June 30	June 30	December 31
	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)
Balance at beginning of period	31	38	13
Severance payments	(16)	(20)	(12)
Reversal of provision	(1)	(1)	(10)
Proceeds on disposition	—	—	1
Additions
Labor costs	6	7	45
Dismantling costs	—	—	1

Balance at end of period	20	24	38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 6.

EARNINGS (LOSS) PER SHARE

     The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30			Six months ended June 30
	2005	2005	2004	2005	2005	2004
	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Net earnings (loss)	2	2	(1)	10	12	(45)
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings (loss) applicable to common shares	1	1	(2)	9	11	(46)
Weighted average number of common shares outstanding (millions)	229.6	229.6	228.6	229.5	229.5	228.4
Effect of dilutive stock options (millions)	1.1	1.1	—	1.1	1.1	—

Weighted average number of diluted common shares outstanding (millions)	230.7	230.7	228.6	230.6	230.6	228.4

Basic earnings (loss) per share (in dollars)	0.01	0.01	(0.01)	0.04	0.05	(0.20)
Diluted earnings (loss) per share (in dollars)	0.01	0.01	(0.01)	0.04	0.05	(0.20)

     The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	June 30	June 30
	2005	2004
Number of shares
Options	4,890,136	5,537,659
Bonus shares	—	230,393
Rights	84,500	93,000

NOTE 7.

BANK FACILITY

     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.

     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with Domtar’s credit rating, or on the Canadian or U.S. prime rate. This new credit facility also requires commitment fees that vary with Domtar’s credit rating.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 8.

INTEREST RATE RISK

     In the first quarter of 2004, the Corporation terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.

NOTE 9.

ACCUMULATED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

	June 30	June 30	December 31
	2005	2005	2004
	(Unaudited)
	US$	$	$
	(NOTE 3)
Balance at beginning of period	(155)	(190)	(145)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	25	31	(141)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	(26)	(32)	117
Future income taxes thereon	6	7	(21)

Balance at end of period	(150)	(184)	(190)

NOTE 10.

DEFINED BENEFIT PLANS AND
OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended June 30			Six months ended June 30
	2005	2005	2004	2005	2005	2004
	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Net periodic benefit cost for defined benefit plans	9	11	13	16	20	22
Net periodic benefit cost for other employee future benefit plans	2	3	3	5	6	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2005 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)

NOTE 11.

SEGMENTED DISCLOSURES

     Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:

•	PAPERS — represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

•	PAPER MERCHANTS — involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

•	WOOD — comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

•	PACKAGING — comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.

     Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

	Three months ended June 30			Six months ended June 30
SEGMENTED DATA	2005	2005	2004	2005	2005	2004
	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 3)			(NOTE 3)
Sales
Papers	626	768	836	1,252	1,534	1,624
Paper Merchants	212	260	268	423	519	531
Wood	164	201	191	315	386	334
Packaging	139	170	163	269	330	309

Total for reportable segments	1,141	1,399	1,458	2,259	2,769	2,798
Intersegment sales — Papers	(59)	(73)	(75)	(121)	(148)	(153)
Intersegment sales — Wood	(31)	(38)	(35)	(59)	(72)	(70)
Intersegment sales — Packaging	(1)	(1)	(2)	(2)	(3)	(4)

Consolidated sales	1,050	1,287	1,346	2,077	2,546	2,571

Operating profit (loss)
Papers	2	2	5	6	8	(33)
Paper Merchants	3	4	5	7	9	11
Wood	9	11	6	14	17	(7)
Packaging	9	11	8	20	24	19

Total for reportable segments	23	28	24	47	58	(10)
Corporate	2	3	4	6	7	5

Consolidated operating profit (loss)	25	31	28	53	65	(5)

NOTE 12.

COMPARATIVE FIGURES

     To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.